Exhibit 99.1
Portuguese version shall prevail
SUZANO S.A.
Publicly Held Company
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331
MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON SEPTEMBER 30, 2024

1. Date, Time and Place: On September 30, 2024, at 10:00 a.m., in an exclusively digital meeting, by means of the distance electronic participation system made available by Suzano S.A. (“Company”), pursuant to Item II of Paragraph 2 of Section 28 of Resolution No. 81 issued by the Brazilian Securities and Exchange Comission (Comissão de Valores Mobiliários - “CVM”), dated as of March 29, 2022 (“CVM Resolution No. 81/22”) and in accordance with the provisions set forth in the Shareholders’ Manual disclosed by the Company.

2. Call Notice and Disclosures: Convened in accordance with the Call Notice published on August 30 and 31, 2024 and September 2, 2024, in the printed version of the newspaper “Correio da Bahia” (pages 11, 08 and 22, respectively), as well as in its website and “O Estado de S. Paulo” in the newspaper website and in the printed version of the newspaper, on August 30 and 31, 2024 and September 2, 2024, in compliance with the provisions of Sections 124 and 189 of Law No. 6.404, dated December 15, 1976, as amended (“Brazilian Corporate Law”).

3. Attendance: Shareholders representing 76.85% of the common shares issued by the Company attended the meeting, according to votes casted by means of Distance Voting Ballot and the attendance registration in the remote attendance electronic system made available by the Company pursuant to Item II of Paragraph 2 of Section 28 of CVM Resolution No. 81/22. Also in attendance were Mrs. Renata Lopes, representing Apsis Consultoria e Avaliações Ltda., and Mr. Rubens Barletta, member of the Company’s Fiscal Council.

4. Opening and Board: The works were initiated by Mrs. Iva Maria Souza Bueno, pursuant to Section 8 of the Company’s Bylaws. Chairman: Iva Maria Souza Bueno; Secretary: Marcella Caram Zerey.

5. Agenda: The purpose of this Extraordinary General Shareholders’ Meeting (“EGSM”) is to resolve on the following matters: (i) to approve the Protocol and Justification Instrument of the Mergers, by the Company, of the following companies: Timber VII SPE S.A., (b) Pradaria Agroflorestal Ltda., (c) Timber XX SPE S.A., (d) Cabeceira Agroindustrial Ltda. and (e) Frigg Florestal S.A (“Target Companies”, “Mergers” and “Merger Agreement”); (ii) to ratify the appointment and engagement of the specialized company Apsis Consultoria e Avaliações Ltda., limited liability company, enrolled with CNPJ/MF under No. 08.681.365/0001-30, with its head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, ZIP Code 20021-290 (“Appraiser”) for purposes of determining Target Companies’ net equity, pursuant to the law; (iii) to approve the appraisal reports of Target Companies’ net equity, at book value, prepared by the Appraiser in compliance with accounting and legal standards, criteria and requirements (“Appraisal Reports”); (iv) to approve the Mergers; (v) to approve the amendment of the Article 4 of the

Exhibit 99.1
Company’s Bylaws to complement the Company’s corporate purpose so as (a) include a reference to the activities of “theoretical and/or experimental, basic and/or applied research, with the aim of producing new knowledge, as well as on developing and marketing its technological solutions, products and services to the agroforestry sector and/or other sectors related to the Company’s corporate purpose”, and (b) specify the description of letter “g” to include an express reference to the activities of “retail sale and wholesale of electricity”; (vi) to approve the amendment of the Company's Bylaws to provide for the alternative nomenclature of the Statutory Executive Officers and Executive Officers as Statutory Executive Vice-Presidents and Executive Vice-Presidents, respectively; (vii) to approve the consolidation of the Company’s Bylaws; and (viii) to approve the authorization for the Company’s management to perform all and any necessary actions in order to effectively carry out and implement the resolutions approved, pursuant to applicable law.

6. Documents: The following documents are available to the Company’s Shareholders, at Suzano’s headquarters, on the Company’s investor relations website (ri.suzano.com.br), as well as on the websites of CVM (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br): (i) copies of the publications of the Call Notice referred to in item 2 above; (ii) the Management Proposal, containing (a) the Merger Agreement and its exhibits, of which the Appraisal Report; (b) the main terms of the Mergers, as required by Section 22 of CVM Resolution No. 81/22; (c) the information of Exhibit L of CVM Resolution No. 81/22; (d) a copy of the bylaws highlighting the proposed changes, as required by Section 12, item I of CVM Resolution No. 81/22; and (e) a report detailing the origin and rationale for significant changes in the bylaws and their legal and economic effects, as required by Section 12, item II of CVM Resolution No. 81/22.

7. Resolutions: The reading of the documents mentioned in item 6 above was dismissed, provided they are known by the shareholders of the Company, as well as of the consolidated voting map of the votes casted by means of distance voting ballots, which was made available for examination by the shareholders in attendance, pursuant to Paragraph 4 of Section 48 of CVM Resolution No. 81/22. The Company’s shareholders in attendance of this EGSM resolved as follows, with abstentions being recorded in each case and having authorized the transcription of these minutes in summary form and their publication with omission of the signatures of the shareholders, pursuant to Paragraphs 1 and 2 of Section 130 of the Brazilian Corporate Law:

7.1. To approve, by the majority of the votes, with 952,315,990 favorable votes, 1,569 opposing votes, and 8,255 abstentions, the Merger Agreement containing the terms and conditions of the Merger, and which is hereby attached to these minutes in the form of Exhibit I.

7.2. To approve, by the majority of the votes, with 952,316,095 favorable votes, 1,617 opposing votes, and 8,102 abstentions, the ratification of the appointment of the Appraiser for purposes of appraising Target Companies’ net equity, pursuant to the law.

7.3. To approve, by the majority of the votes, with 952,316,924 favorable votes, 2,193 opposing votes, and 6,697 abstentions, the Appraisal Reports, exhibits to the Merger Agreement, which determined the book value of Target Companies’ net equity at two billion, one hundred and twenty-six million, three hundred and forty-three thousand, five hundred and seventy-three reais and ninety-eight centavos (R$ 2,126,343,573.98 ), on the base date of July 31, 2024, this being the amount

Exhibit 99.1
corresponding to the net assets to be transferred to the Company, noting that the Appraiser’ representative, attending at the EGSM, was available to provide all necessary clarifications regarding the Appraisal Reports.

7.4. To approve, by the majority of the votes, with 952,305,883 favorable votes, 1,569 opposing votes, and 18,362 abstentions, the Mergers, under the terms and conditions set forth in the Merger Agreement, with the consequent termination of the Target Companies as of such date.

7.4.1. The reports referred to in Section 264 of the Brazilian Corporate Law are exempted, considering that the Company directly or indirectly holds one hundred percent (100%) of Target Companies’ equity capital and in view of the decision of the Board of Commissioners of the Brazilian Securities and Exchange Commission, rendered on 15 February 2018 in connection with Proceeding SEI No. 19957.011351/2017-21.

7.4.2. Considering that the Company is the directly or indirectly holder of 100% of the share capital of the Target Companies, (i) the Mergers will not give rise to any right of withdrawal for the Company’s shareholders, since the applicable legislation limits such right to the shareholders of the Target Companies, and so there is no dissenting shareholders, and (ii) the Merger shall not result in a capital increase of the Company and, consequently, there will be no exchange ratio of units/shares.

7.4.3. The Merger shall result in the termination of the Target Companies and in the complete transfer, to the Company, of their net equity holdings, in accordance with the Merger Agreement.

7.4.4. The Company will succeed the Target Companies on a universal basis, without discontinuity, with regard to the entirety of its assets, rights, claims, faculties, powers, immunities, actions, exceptions, duties, obligations, liabilities, encumbrances and responsibilities owned by the Target Companies, including, but not limited to, the properties indicated in the Merger Agreement, which will be merged by the Company.

7.4.5. The Mergers will result in the transfer of all the assets and liabilities of each of the Target Companies to the Company.

7.4.6. The equity variations computed between the base date of the Merger’s Appraisal Report (i.e., July 31, 2024) and this date will be borne by the Company, including both the possible positive and negative results arising from the changes in this period, considering, in each case, the respective assets transferred.

7.4.7. Pursuant to Section 234 of the Brazilian Corporate Law, the Merger’s certificate issued by the Central Mercantile Registry shall be a suitable document for the registration and annotation, in the competent public and private registries, of the universal succession by the Company of the assets, rights, claims, faculties, powers, immunities, actions, exceptions, duties, obligations, liabilities, encumbrances, and responsibilities that are part of or related to the Target Companies.

7.5. To approve, by the majority of the votes, with 952,318,336 favorable votes, 1,685 opposing votes, and 5,793 abstentions, the amendment to Article 4 of the Company’s Bylaws to complement the Company’s corporate purpose in order to (a) include a reference to the activities of “theoretical and/or experimental, basic and/or

Exhibit 99.1
applied research, with the aim of producing new knowledge, as well as on developing and marketing its technological solutions, products and services to the agroforestry sector and/or other sectors related to the Company’s corporate purpose”, and (b) specify the description of letter “g” to include an express reference to the activities of “retail sale and wholesale of electricity”, pursuant to the Management’s Proposal.

“Article 4 - The Company’s purpose is:

[…]

(g) generation and sale of electricity, including the retail sale of electricity and the wholesale of electricity;

[…]

(k) the carrying out of theoretical and/or experimental, basic and/or applied research, with the aim of producing new knowledge, as well as on developing and marketing its technological solutions, products and services to the agroforestry sector an/or other sectors related to the Company’s corporate purpose.”

7.5.1. The resolution in the item 7.5 above does not constitute a hypothesis of exercise of withdrawal rights by shareholders of the Company dissenting from the resolution due to its approval, considering that (i) part of the activities described above were already carried out by companies of which the Company is or was the holder of the entire share capital; (ii) the proposed changes are intended to meet requests from regulatory and/or governmental bodies, and, furthermore, (iii) the proposed changes do not represent a substantial modification of the Company's corporate purpose, being ancillary activities that contribute to the exploitation of the Company’s main corporate purposes.

7.6. To approve, by the majority of the votes, with 952,194,534 favorable votes, 1,689 opposing votes, and 129,594 abstentions, the amendment of the Company’s Bylaws, to provide for the alternative of naming the Statutory Executive Officers and Executive Officers as Statutory Executive Officers as Statutory Executive Vice-Presidents and Executive Vice-Presidents, respectively, under the terms of the Management Proposal. Accordingly, Articles 14(s) and 18 of the Company's Bylaws are now in force with the following wording:

“Article 14 – […]

[...]

(s) if a Committee is created to evaluate the matter hereof, after listening such committee, to nominate people to drive sectors or areas of the Company, as non-statutory Executive Officer, and non-statutory Executive Officers may also be named as Executive Vice-Presidents, who shall report to a Statutory Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Statutory Executive Officers elected, neither attributing to them, therefore, the condition of member of any statutory body; and”

“Article 18 – The Statutory Executive Board of Officers shall be composed of one (1) Chief Executive Officer, which may be named exclusively as President, and from four (4) to nine (9) Statutory Executive Officers, who may also be named as Statutory

Exhibit 99.1
Executive Vice-Presidents, shareholders or not, resident and domiciled in the country, with recognized technical and administrative ability, elected by the Board of Directors and removable thereby at any time, reelection being permitted.”

7.7. To approve, by the majority of the votes, with 952,317,720 favorable votes, 1,779 opposing votes, and 6,315 abstentions, the consolidation of the Company's Bylaws, in order to reflect the amendment to Article 5 thereof to adjust the number of shares into which the Company's capital stock is divided due to the cancellation of 40,000,000 (forty million) common shares held in treasury approved at the meeting held on August 9, 2024, as well as to reflect the amendments described in items 7.5 and 7.6 of these minutes, pursuant to the Management Proposal, as set forth in Exhibit II to these minutes.

7.8 To approve, by the majority of the votes, with 952,314,861 favorable votes, 1,826 opposing votes, and 9,127 abstentions, the authorization for the Company’s management to perform all acts necessary to carry out and implement the resolutions approved, pursuant to applicable law.

8. Closure and Approval of the Minutes: Once the resolutions were closed, the EGSM was suspended for the time necessary to transcribe these minutes. The meeting was reopened, these minutes were read, found to be in compliance, approved and signed by those in attendance, having been considered signatories to the minutes, pursuant to Paragraph 1 of Section 47 of CVM Resolution No. 81/22, the shareholders whose Distant Voting Ballots were considered valid by the Company and the shareholders who registered their attendance in the remote attendance electronic system made available by the Company. The voting manifestation and abstention statements were presented, authenticated by the board and filed at the head office. The votes casted via Distance Voting Ballot mechanism, pursuant to CVM Resolution No. 81/22 were filed with the Company. The list of attending shareholders is attached hereto in the form of Exhibit III.

The present minutes are a true copy of the minutes transcribed in the proper book

Salvador, September 30, 2024.

Board:

______________________________	______________________________
Iva Maria Souza Bueno Chairman	Marcella Caram Zerey Secretary

SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Exhibit 99.1
EXHIBIT I

Protocol and Justification Instrument of the Merger

SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

EXHIBIT II

Consolidated bylaws

SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

BYLAWS

CHAPTER I
NAME, HEAD OFFICE, DURATION
AND PURPOSE

Article 1 – SUZANO S.A. (“Company”) is a Brazilian publicly held company with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights.

Sole Paragraph – With the admission of the Company in the Novo Mercado of B3 S.A. – Brasil Bolsa, Balcão (“B3”), the Company, its shareholders, including its controlling shareholders, managers and audit board members, when installed, are subject to the Novo Mercado Regulations of the B3 (“Novo Mercado Rules”).

Article 2 – The Company has its head office in the city, municipality and district of Salvador, State of Bahia, which is its legal jurisdiction.

Article 3 – The Company shall have indeterminate duration.

Article 4 – The objects of the Company are:

Exhibit 99.1
(a) manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, as well as wood, products related to the printing industry, and accessory products or those sold alongside them, including but not limited to stationery products, cleaning products, and other sanitary and personal hygiene products, and their respective accessories;

(b) formation and commercial operation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management, as well as the conservation of native forest;

(c) provision of services, and import, export and commercial operation of assets related to the Company’s purposes, including but not limited to the resale and/or promotion, even through electronic means, of goods and products that are part of the Company’s corporate purpose, as well as establishing a technological channel developed for e-commerce to trade goods and products that are part of the corporate purpose of the Company or its subsidiaries and/or brands licensed by or to the Company and/or its subsidiaries;

(d) transportation, by itself or by third parties;

(e) holding interest as a partner or shareholder in any other company or project;

(f) operation of port terminals;

(g) generation and sale of electricity, including the retail sale of electricity and the wholesale of electricity;

(h) rendering of waterborne transport services by means of cabotage and inland navigation, as well as auxiliary activities such as maritime operations and signaling;

(i) rendering of port operator services for the movement and storage of goods, for or deriving of waterborne transport, within the organized port area;

(j) operation of airports and landing fields~~.~~; and

(k) carrying out of theoretical and/or experimental, basic and/or applied research, with the aim of producing new knowledge, as well as on developing and marketing its technological solutions, products and services to the agroforestry sector and/or other sectors related to the Company’s corporate purpose.

CHAPTER II
CAPITAL STOCK AND SHARES

Exhibit 99.1
Article 5 – The Company’s share capital, fully subscribed and paid up, is nineteen billion, two hundred and sixty-nine million, two hundred and eighty-one thousand, four hundred and twenty-four reais and sixty-three cents (BRL 19,269,281,424.63), divided into one billion, two hundred and sixty-four million, one hundred and seventeen thousand, six hundred and fifteen (1,264,117,615) common shares, all registered, book entry and with no par value. common shares, all registered, book entry and with no par value.

§ One – The registered capital may be increased without any change in the Bylaws, by decision of the Board of Directors, up to the limit of seven hundred and eighty million, one hundred and nineteen, seven hundred and twelve (780,119,712) ordinary shares, all exclusively book-entry type.

§ Two – In the event of an increase in capital, pursuant to the terms of the law, the shareholders shall have the preemptive right in subscription of the shares to be issued, in proportion to the number of shares that they hold.

§ Three – The Board of Directors may exclude the right of first refusal for existing shareholders in any issue of shares, debentures convertible into shares or warrants the placement of which is made through (i) sale on securities exchanges or by public subscription or (ii) exchange of shares, in a public offering for acquisition of control, in accordance with the legislation.

§ Four – In the event of capital increase by incorporation of reserves or of funds of any kind, the new shares, if issued, shall maintain the same proportions in relation to quantity of shares as those existing at the moment prior to the increase, and the rights attributed to the shares issued by the Company must be fully obeyed.

Article 6 – Any shareholder who for any reason does not within the specified period pay in any call for capital to subscribe shares of the Company shall, for the full purposes of law, be regarded as in arrears and subject to payment of the amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of twelve percent (12%) per year and a penalty payment of ten percent (10%) on the amount of the outstanding balance of the call.

CHAPTER III
THE SHAREHOLDERS MEETING

Article 7 – The Shareholders Meeting shall be convened, ordinarily, in one of the four (4) months following the ending of the business year and, extraordinarily, at any time when called by the Chairman of the Board of Directors, by a Vice-chairman of the Board of Directors, or in any of the cases provided for by law.

Exhibit 99.1
Sole Paragraph – The Shareholders Meeting which has as a matter of its agenda the resolution over (i) the cancellation of the company’s registry as a publicly held company, or (ii) the change or the exclusion of Article 30 below, shall be called, with at least, sixty (60) days in advance.

Article 8 – The Shareholders Meeting shall be declared to be in session by the Chairman of the Board of Directors, or by any of the Vice-Chairmen of the Board of Directors, by the Chief Executive Officer, or by the Investor Relations Officer and the shareholders shall then immediately elect the Chairman of the Meeting, who shall request one of those present to be secretary of the Meeting. The Shareholders Meeting may also be declared to be in session by an attorney-in-fact, appointed for that specific purpose by the Chairman of the Board of Directors or by the Chief Executive Officer.

CHAPTER IV
THE MANAGEMENT

Article 9 – The following are the Company’s management bodies: (a) the Board of Directors: and (b) the Statutory Executive Board of Officers.

Article 10 – The Board of Directors is a committee decision body, and representation of the Company is a private right of the Statutory Chief Executive Officers and Statutory Executive Officers.

§ One – The term of office of the members of the Board of Directors is two (2) years, and that of the Statutory Executive Board of Officers is one (1) year, but both shall be extended until the new members appointed are sworn in. Board members will serve a unified term and re-election is allowed.

§ Two – The investiture of the managers and members of the Audit Board , sitting and substitute members is conditional to the execution of the instrument of investiture, which shall reflect its subjection to the commitment clause referred to in Article 34 of these Bylaws.

§ Three – The positions of Chairman of the Board of Directors and Chief Executive Officer or key executive of the Company cannot be held by the same person, except in the event of a vacancy, subject to the terms of the Novo Mercado Rules.

Article 11 – The Annual Shareholders Meeting shall, annually, determine the global compensation amount of the members of the Board of Directors and Statutory Executive Board of Officers, it being for the Board of Directors to decide on the form of distribution of the amount fixed, between its members and those of the Statutory Executive Board of Officers.

SECTION I

Exhibit 99.1
THE BOARD OF DIRECTORS

Article 12 – The Board of Directors shall be made up of between five (5) and ten (10) members, resident in or outside Brazil, elected and dismissed by the Shareholders Meeting, who shall appoint a Chairman and up to two (2) Vice-Chairmen from among them.

§ One – Out of the members of the Board of Directors, at least, two (2) or twenty percent (20%), whichever is higher, shall be Independent Directors, as per the definition of the Novo Mercado Rules, provided that the characterization of the individuals appointed to the Board of Directors as independent board members must be approved at the shareholders’ meeting which elects them.

§ Two – When, due to the calculation of the percentage set forth in the paragraph above, the result generates a fractional number, the Company shall round to the nearest greater whole number.

Article 13 – The Board of Directors shall meet on being called by its Chairman, or any of its Vice-Chairmen or by the Chief Executive Officer, with a minimum of two (2) days’ notice and indication of the agenda. Convocation may be by electronic mail. The quorum for the Board to be in session at first (1st) call is at least two-thirds (2/3) of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present, and, on second (2nd) call, the majority of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present. The decisions of the Board of Directors shall be taken by a majority vote of members present at the meeting, provided that one is the Chairman or one of the Vice-Chairmen. In the event of a tied vote, the Chairman of the Board of Directors shall have a casting vote.

§ One – Members of the Board of Directors may take part in meetings by telephone, videoconference or other means of communication; and to ensure effective participation and authenticity of the vote, members should, within the three (3) days following meetings, deliver to the head office, or send by e-mail, documents signed by them confirming their participation and the content of their votes. This procedure may be dispensed with by the said member signing the corresponding minutes of the meeting of the Board of Directors, which must make reference to the medium by which the member stated his or her opinion.

§ Two – Any member of the Board of Directors shall have the right to be represented, through written document or through e-mail, by another member of the Board of Directors, whether for the formation of a quorum, or for voting, with the option to indicate, or not, his or her vote. This representation shall be extinguished simultaneously with the closing of the meeting of the Board of Directors.

Exhibit 99.1
§ Three – Similarly, votes shall be valid if made by letter, telegram or e-mail, when received by the Chairman of the Board of Directors or his substitute, up to the end of the meeting.

§ Four – The Chairman of the Board of Directors may invite any of the members of the committees of the Board of Directors or any of the Executive Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, any members of executive committees to the Board of Directors (statutory or not) or the Statutory Executive Board of Officers that not a member of the Board of Directors, and, also, any other executive of the Company, or the representative of the Company’s external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board.

§ Five – The Board of Directors may also appoint an honorary member, a person of recognized professional competence with a history of dedication to the Company, who may be consulted on an information basis at the meetings of the Board of Directors, under rules and conditions to be set by the Board of Directors.

Article 14 – The following shall be the attributes of the Board of Directors:

(a) to fix the general orientation of the Company’s business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;

(b) if a Committee is created to evaluate the matter hereof, after listening such committee, to elect, evaluate or dismiss Statutory Executive Officers of the Company, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws, as well as orient the vote of the Company, its subsidiaries or controlled companies, in the election of the managers of the subsidiaries or controlled companies or other companies in which the Company, its subsidiaries or controlled companies hold any equity interest, whenever the Company’s, its subsidiaries or controlled companies investment to which the manager will be elected represents an amount equivalent to at least five percent (5%) of the Company’s net equity, as disclosed in the Company’s Financial Statements for the most recent year-end closing;

(c) to inspect the management as effected by the Statutory Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or to be signed, and any other actions;

(d) if a Committee is created to evaluate the matter hereof, after listening such committee, to state an opinion on the management report and accounts of the Statutory Executive Board of Officers;

Exhibit 99.1
(e) if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint and dismiss the independent auditors, subject to the right of veto provided for by law;

(f) if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the accounting criteria and practices;

(g) if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies;

(h) if a Committee is created to evaluate the matter hereof, after listening such committee, to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets consolidated, which shall be prepared by the Statutory Executive Board of Officers;

(i) to monitor and evaluate the economic and financial performance of the Company;

(j) to state opinions on any proposals or recommendations made by the Statutory Executive Board of Officers to the General Shareholders Meeting;

(k) to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in article 172 of Law No. 6,404/76 (“Corporations Law”);

(l) subject to the terms of line “k” above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;

(m) if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize initial or subsequent participation of the Company as a partner, shareholder or member of a consortium, in another company (except for wholly owned subsidiaries) or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company’s transactions, or disposal in any manner or form of any shareholding or interest which is part of the Company’s assets;

(n) to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;

(o) if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint the Investor Relations Officer;

Exhibit 99.1
(p) if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize the Statutory Executive Board of Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the competent Board of Trade:

(p.1) to sell, place a charge on or acquire assets related to the Company’s fixed assets and those referred in line “m” of this Article;

(p.2) to give a real guarantee of any nature, or to give a chattel mortgage;

(p.3) to agree asset or liability financial transactions, including those known as “vendor” transactions, in which the Company is a guarantor for its clients;

(p.4) to sign any other contracts in accordance with defined limits of authority in relation to amounts;

(p.5) to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws, provided that such acts are legally within its competence;

(p.6) to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company’s reputation or image;

(q) to decide on the establishment of a consultative council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body;

(r) to create other committees to advice the Board of Directors, whenever it deems this to be desirable, subject to the terms of Article 15 below;

(s) if a Committee is created to evaluate the matter hereof, after listening such committee, to nominate people to drive sectors or areas of the Company, as non- statutory Executive Officer, and non-statutory Executive Officers may also be named as Executive Vice-Presidents, who shall report to an Statutory Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Statutory Executive Officers elected, neither attributing to them, therefore, the condition of member of any statutory organ; and

(t) if a Committee is created to evaluate the matter hereof, after listening such committee, to define a triple list of companies specializing in economic valuation of

Exhibit 99.1
companies for the preparation of an appraisal report of the Company's shares, in cases of tender offer (“OPA”) for cancellation of registration as a publicly held company.

Article 15 – The Board of Directors may establish other advisory committees, which function is to opine over the matter of their competence, in the terms of these Bylaws and the resolutions of the Board of Directors. The recommendations of the committees shall have an exclusive opinionative character, being that the members of the committees shall not have any deliberative power or responsibility for the resolutions.

§ One – The rules regarding composition, duties and competence of an eventual committee that comes to be created by the Board of Directors are to be defined in the specific act of creation of these committees and/or in the resolutions of the committees that follow their creation.

§ Two – The committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the committees and the expenses of the administrative support structure. When the committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company.

Article 16 – The Chairman of the Board of Directors has the following attributions, with the assistance, in relation to the matters in lines “b”, “c” and “d” below, at his exclusive option, of the respective Committees of the Board of Directors:

(a) to represent the Board of Directors in dealings with other parties;

(b) to suggest to the Board of Directors the general orientation of the Company’s business to be transmitted to the Statutory Executive Board of Officers;

(c) to prepare all the elements necessary for the practice of the acts which are within the competence of the Board of Directors; and

(d) to accompany and give support to the activities of the Statutory Executive Board of Officers and/or of any of its members.

Article 17 – If the Chairman of the Board of Directors is temporarily absent, he shall be substituted by one of the Vice-Presidents of that body, and it shall be for the Chairman of the Board of Directors to indicate the substitute; and when this does not happen, it shall be for the Board of Directors to make such indication. The same criterion shall be adopted in the same cases for any other member, who shall be substituted by one of his peers.

Exhibit 99.1
§ One – If a vacancy occurs on the Board of Directors, the seat may remain vacant until the next Annual Shareholders Meeting, without prejudice of a nomination of a substitute, in order to complete the current mandate, by the remaining directors in a Board of Directors Meeting, in the form of article 150 of the Corporations Law, if one is necessary to maintain the minimum number of members of that body, or if it is deemed convenient that the post should be filled.

§ Two – The substitutions provided for in this Article shall result in the exercise of the functions and of the right to vote in the meetings of the Board of Directors, but not in the remuneration and other advantages of the person substituted.

SECTION II
THE STATUTORY EXECUTIVE BOARD OF OFFICERS

Article 18 – The Statutory Executive Board of Officers shall be comprised of one (1) Chief Executive Officer, which may be named exclusively as President, and between four (4) and nine (9) Statutory Executive Officers, who may also be named as Statutory Executive Vice-Presidents, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be shareholders, elected by the Board of Directors and able to be dismissed by it at any time, and also to be re-elected.

§ One – The participation of Statutory Executive Officers in the meeting, by telephone, videoconference or other means of communication is allowed; and in order to ensure the effective participation and authenticity of their vote, the Statutory Executive Officers shall deliver, within three (3) days following the meetings, at the Company’s headquarters or send by e-mail, documents signed by them confirming their participation and the content of their votes, and such action shall be waived upon the signature of the corresponding minutes of the meeting of the Statutory Executive Board of Officers by said Statutory Executive Officer, which shall refer to the manner in which the Statutory Executive Officer has expressed himself.

§ Two – The area of specific activity and competence of each of the members of the Statutory Executive Board of Officers may be fixed by the Board of Directors, when not specified in these Bylaws.

§ Three – The managers are not permitted to give personal guarantees.

Article 19 – In the temporary absence:

(a) of the Chief Executive Officer, his replacement shall be designated by the Chairman of the Board of Directors, from among the members of the Board of Directors or the Statutory Executive Board of Officers;

Exhibit 99.1
(b) of any other Statutory Executive Officer, his replacement shall be designated by the Chief Executive Officer, from among the other members or from the direct subordinates of the Statutory Executive Officer who is absent or prevented, on his recommendation. In this latter case, the direct subordinate who is substituting the absent Statutory Executive Officer shall take part in all the routine activities and shall have all the duties of the said officer, including that of being present at meetings of the Statutory Executive Board of Officers to instruct on matters relating to the Statutory Executive Officer who is substituted, without, however, exercising the right to a vote of receiving the remuneration of the person substituted.

§ One – In the event of a seat on the Statutory Executive Board of Officers becoming vacant, the Board of Directors shall meet to fill the vacant seat, if this be necessary to provide the minimum number of members of that body, or if the Board of Directors believes it to be convenient to fill the post. The term of office of the Statutory Executive Officer thus elected shall terminate simultaneously with that of his peers.

§ Two – Subject to the terms of line “b” of the head paragraph of this Article, substitutions made under this Article shall result in the substitute having the post of the person substituted as well as his or her own, including the right to vote, but excluding the right to receive the remuneration or other advantages of the person substituted.

Article 20 – The Statutory Executive Board of Officers shall meet on calling by the Chief Executive Officer, or by two (2) Statutory Executive Officers, with up to two (2) days’ prior notice, this period being dispensed with when all of the members take part in the meeting.

§ One – The meetings of the Statutory Executive Board of Officers shall be valid when the majority of its members are present, including the Chief Executive Officer or his substitute.

§ Two – Decisions at all meetings of the Statutory Executive Board of Officers shall be taken by the majority of the members present and recorded in minutes. In the event of a tied vote, the Chief Executive Officer shall have the casting vote.

§ Three – The Statutory Executive Officers may meet independently of the formality of calling, when there is an urgent subject. For this meeting to be valid it is necessary that two-thirds (2/3) of the members of the Statutory Executive Board of Officers to be present or represented, and that the decision be taken unanimously

Article 21 – The following shall be attributions of the Statutory Executive Board of Officers:

Exhibit 99.1
(a) to comply with the terms of these Bylaws, and the decisions of the General Meeting of Shareholders and of the Board of Directors, and cause them to be complied with;

(b) to administer and manage the Company’s business in accordance with the orientation established by the Board of Directors;

(c) to produce monthly interim financial statements and deliver them to the Board of Directors;

(d) to prepare the financial statements for each business period, as specified in these Bylaws, including a proposal for allocation of the profit, and submit them to the Board of Directors;

(e) to propose to the Board of Directors the approval of the procedures referred to in Articles 27 and 28 of these Bylaws;

(f) to prepare the annual and multi-year operations and capital expenditure budgets, including, among other matters, the forestry, industrial, commercial, financial and human resources plans, to be submitted by the Chief Executive Officer to the Board of Directors;

(g) to decide on the transactions indicated in lines “p.1” to “p.4” and “p.6” of Article 14 of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors, as well as to resolve on investments on wholly owned subsidiaries in any amounts;

(h) to open and/or close branch offices or warehouses throughout the whole of Brazil;

(i) to inform the Board of Directors, in the person of its Chairman, in relation to any question of singular importance for the Company’s business; and

(j) to seek continuous improvement in the organizational climate and results.

Article 22 – In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two (2) of its Statutory Executive Officers.

§ One – The Company may be represented by one (1) Statutory Executive Officer and one (1) person holding a power of attorney, by two (2) persons holding powers of attorney or even by one (1) person holding a power of attorney, provided that the power of attorney itself is given by two (2) Statutory Executive Officers, provided that the said

Exhibit 99.1
power of attorney precisely and consistently specifies the powers that it gives and its period of validity.

§ Two – No powers may be subrogated under any power of attorney, except for the purposes of court proceedings and in-court representation.

§ Three – The Company may, subject to the terms of this Article, be represented by a single Statutory Executive Officer, or by an attorney-in-fact with specific powers to practice any of the following acts:

(a) in acts of endorsement of checks or trade bills in favor of financial institutions, in the former case for the purposes of deposit in the Company’s account; or in the latter case for the purposes of discount and/or deposit and/or trading charge and/or collection; also signing the respective contracts, proposals and bordereaux;

(b) representation of the Company before any federal, state or municipal public office, or independent public authority, or public companies, public mixed-capital companies or foundations, solely for administrative purposes;

(c) representation of the Company before the Labor Courts, the Public Attorneys’ Offices, or in dealings with labor unions, including for the purposes of appointing representatives and in matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation; and

(d) representation of the Company in relation to third parties, for the purposes of representation which does not involve any type of obligation on the Company.

§ Four – Except for purposes of the Courts, and of representation of the Company in administrative disputes and procedures relating to brands and patents, all other powers of attorney given by the Company shall have a maximum period of validity, namely up to June 30 of the year following the year in which they are given, unless there be established a shorter period, which must in any event always be included in the respective instrument.

Article 23 – The following are attributions of the Chief Executive Officer:

(a) without prejudice to the terms of Article 22 above, to represent the Company actively or passively in the courts or outside the courts, especially to give personal testimony, and for this function he may designate a person to represent him, by special power of attorney;

(b) to represent the Company in its public and private relationships at high level;

Exhibit 99.1
(c) to oversee all the Company’s activities in conformity with the orientation established by the Board of Directors;

(d) to submit the annual and multi-year operations and capital expenditure budgets to the approval of the Statutory Executive Board of Officers and the Board of Directors;

(e) to submit to examination by the Statutory Executive Board of Officers the statistics, reports and statements which give evidence of the global results of the Company, including those of the affiliated and subsidiary companies;

(f) to stimulate good relations between the Statutory Executive Board of Officers, eventual committees and the Board of Directors, based on the interests of the Company;

(g) to keep the Board of Directors, in the person of its Chairman, constantly informed on all the facts and acts relating to the Company’s activities and investments, discussing all the material aspects with him;

(h) to propose to the Board of Directors:

(h.1) setting of financial policy, at high level, to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

(h.2) decision on the long-term global strategy to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

(h.3) acquisition by the Company, or its subsidiaries, or affiliated companies, of an initial or subsequent interest, through shares, in any other company, and also the disposal of, or the placing of a charge on, any of these interests; and

(h.4) formation of joint ventures or signing of partnerships of any type, or cancellation or renewals of such partnerships, by the Company or by its subsidiaries, or affiliated companies.

Sole Paragraph – Service of process on the Company shall be valid only when served on the Chief Executive Officer and one (1) other Statutory Executive Officer.

CHAPTER V
THE AUDIT BOARD

Article 24 – The Audit Board is a non-permanent body, and shall be duly installed upon request of the shareholders, in accordance with the applicable laws. One installed, the Audit Board shall be comprised by three (3) to five (5) sitting members and an equal number of substitute members, appointed by the Shareholders Meetings, and shall be govern by the applicable laws and rulings, by these Bylaws and by its Internal Rules.

Exhibit 99.1
§ One – In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

§ Two – The sitting members of the Audit Board shall be entitled to receive a fixed compensation determined by the Shareholders Meeting, respected the minimum legal limit, and shall not be entitled to receive any additional compensation of the Company, by any company controlled by it or colligated, except if this additional compensation arises from, or is related to, services rendered to the Company prior to its appointment, or may not compromise the exercise of the duties of audit board member.

CHAPTER VI
THE STATUTORY AUDIT COMMITTEE

Article 25 – The Company shall have a Statutory Audit Committee (“SAC”), a collegiate body of advice and instruction directly related to the Company’s Board of Directors, with the purpose of supervising the quality and integrity of financial reports, adherence to legal, statutory and regulatory laws, adequacy of processes related to risk management and activities of internal and independent auditors.

§ One – The SAC shall have its own Internal Rules, approved by the Board of Directors, which shall provide in detail its duties, as well as operational procedures, in compliance with the laws in force and the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the Company’s securities are listed.

§ Two – The SAC is a permanent body, and shall be comprised by, at least, three (3) and, at most, five (5) members, with a two (2) year term of office, appointed and removed by the Board of Directors, in accordance with the following criteria: (i) at least one of the members of the SAC shall be an independent member of the Company, according to the definition of the Novo Mercado Rules; (ii) at least one of the members of the SAC shall not be a member of the Board of Directors of the Company; (iii) the members of the SAC shall not integrate the Statutory Executive Board of Officers of the Company; (iv) the majority of the members shall meet the independence requirements indicated in CVM Instruction No. 308, of May 14, 1999, as amended; (v) at least one (1) member shall have a recognized experience in matters of corporate accounting, as set forth in the Internal Rules of the SAC, in the applicable legislation and in the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the securities are listed of the Company; and (vi) the same member may accumulate the characteristics described in items “i” and “v” above. The SAC shall have a Coordinator, whose activities shall be defined in the Internal Rules of the SAC.

§ Three – It is prohibited the participation of the Company’s Statutory Executive Officers, its controlled, controlling, colligated or companies in common control, direct or indirectly, in the SAC.

Exhibit 99.1
§ Four – The SAC shall have the following duties:

(a) evaluate the quarterly financial information, interim financial statements and financial statements;

(b) supervise the financial area;

(c) ensure that the Statutory Executive Board of Officers develops reliable internal controls;

(d) ensure that the internal audit and the internal control areas perform its duties and that the independent auditors analyze, through its own review, the practices of the Statutory Executive Board of Officers and internal audit;

(e) establish with the independent audit the work plan and the fee proposal;

(f) issue opinions on the hiring, compensation and replacement of the services of the independent audit;

(g) interact with the independent audit on matters related to the audit procedure;

(h) evaluate, monitor and recommend to management the correction or improvement of the Company’s internal policies, including the policy of related party transactions; and

(i) evaluate and monitor the Company’s risk exposures.

§ Five – The Board of Directors shall determine the compensation of the SAC’s members, as well as the budget to cover the costs of its function.

§ Six – The SAC shall have the means necessary to receive and process complaints, including confidential, internal and external to the Company, regarding noncompliance with legal and regulatory provisions applicable to the Company, in addition to internal rules and codes, including specific procedures for the protection of the provider and the confidentiality of the complaint.

CHAPTER VII
FINANCIAL STATEMENTS AND ALLOCATION OF NET PROFIT

Article 26 – The business year shall coincide with the calendar year, thus terminating on December 31 of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the Annual Shareholders Meeting a proposal for allocation of the net profit for the fiscal year ending on December 31 of the previous year (“Fiscal Year”), subject to deductions, in the following order, in accordance with law:

Exhibit 99.1

(a) a minimum of five percent (5%) for the Legal Reserve, until it reaches twenty percent (20%) of the registered capital, provided that in the fiscal year in which the balance of the legal reserve added by the capital reserve amounts exceed thirty percent (30%) of the capital stock, it will not be mandatory to allocate part of the net income for the fiscal year to the legal reserve;

(b) the amounts allocated to Contingency Reserves, if constituted;

(c) the amount necessary for the payment of the minimum mandatory dividend which, in each Fiscal Year, shall be equivalent to the lowest amount between: (i) twentyfive percent (25%) of the annual net profit adjusted in accordance with article 202 of the Corporations Law; or (ii) ten percent (10%) of the consolidated Operational Cash Flow Generation in the respective Fiscal Year, calculated in accordance with Paragraph 3 of this Article; and

(d) the balance, if any, shall be allocated in such a way as the Statutory Executive Board of Officers propose and the Board of Directors recommends, and the Shareholders Meeting approves, pursuant to the terms of the Corporations Law, and up to ninety percent (90%) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed eighty percent (80%) of the registered capital. The remainder shall be allocated to the Special Reserve under these Bylaws for ensuring continuity of semi-annual distribution of dividends, until such reserve reaches twenty percent (20%) of the registered capital.

§ One – As provided for in article 197 of the Corporations Law and its subparagraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with article 202 of that same law and these Bylaws, exceeds the realized portion of the net profit for the business year, the Shareholders Meeting may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve.

§ Two – Under article 199 of the Corporations Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached the Shareholders Meeting shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends.

§ Three – For the purposes of calculating the amount to be paid as minimum mandatory dividends set forth in line “c” of Article 26, consolidated “Operational Cash Generation” means the result of the following formula:

GCO = Adjusted EBITDA – Maintenance Capex

Exhibit 99.1
Where:

“GCO” means the consolidated Generation of Operational Cash of the Fiscal Year, expressed in national currency.

“EBITDA” means the net profit of the Fiscal Year of the Company expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation, amortization and depletion.

“Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash and gains (losses) arising from changes in fair value of sale of the biological assets.

“Maintenance Capex” means the amount, expressed in national currency, of the investments in maintenance executed in the Fiscal Year.

§ Four – Upon the resolution of the Shareholders Meeting, the Company may distribute dividends higher than the mandatory dividends set forth in line “c” of this Article.

§ Five – The Shareholders Meeting may allocate a participation in the profits to the members of the Board of Directors and the Statutory Executive Board of Officers, in the circumstances and within the form and limits allowed by law.

Article 27 – On a proposal by the Statutory Executive Board of Officers, approved by the Board of Directors, the Company may pay a compensation to the shareholders, as interest on their equity, up to the limit established by article 9 of Law No. 9,249, December 26, 1995; and in accordance with sub-paragraph 7 of that article any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws.

Article 28 – Interim financial statements shall be prepared on the last day of June of each year, and the Statutory Executive Board of Officers may:

(a) declare a semi-annual dividend, on account of the annual dividend;

(b) raise interim financial statements and declare dividends for shorter periods, on account of the annual dividend, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves;

(c) declare interim dividends on account of retained earnings or on account of profit reserves existing in the previous annual or half yearly financial statements, on account of the annual dividend.

Article 29 – The annual financial statements shall, obligatorily, be audited by external auditors registered with the CVM. Such auditors shall be chosen and/or dismissed by

Exhibit 99.1
the Board of Directors, subject, as the case may be, to the terms of paragraph 2 of article 142 of the Corporations Law.

CHAPTER VIII
TENDER OFFER IN CASE OF ACQUISITION OF RELEVANT INTEREST

Article 30 – Any Person (as defined in paragraph one below) solely or jointly with another Bound Person(s), shareholder(s) or not of the Company, which subscribes, acquires or, in any other form, including, without limitation, by means of exchange, conversion, corporate reorganization (including, but not limiting to the merger of the Company and/or of its shares or the merger by the Company of other company or the shares thereof), or even upon acquisition of preemptive rights and/or subscription of shares or other securities issued by the Company convertible into shares or which give the right to its subscription or purchase of shares of the Company, becomes holder, directly or indirectly, in Brazil or offshore, of Relevant Interest (as defined in paragraph one below) the Company shall, within the maximum term of thirty (30) days counting from the date of the event which results in the ownership of the Relevant Interest, launch or, in the case of a registered tender offer in the terms of CVM Rule 361/02, file a registry request before CVM of, an OPA for the acquisition of the totality of the shares issued by the Company, which shall be liquidated in the maximum term of (a) forty eight (48) days counting from the launch of the offer not subject to registration, and (b) one hundred and eighty (180) days counting from the date of registry filing, in the case of an offer subject to registration, in the terms of the law and applicable legislation, except for certain delays which do not arise from any act or omission of the offeror.

§ One – For the purposes of these Bylaws:

(a) "Outstanding Shares" means all shares issued by the Company, except those (i) owned, directly or indirectly, by the controlling shareholder or persons related thereto; (ii) in the Company's treasury; (iii) held by a company controlled by the Company; or (iv) directly or indirectly held by the managers of the Company;

(b) “Derivatives” means any derivatives liquidated in shares issued by the Company and/or by means of payment in currency, traded on the stock exchange, organized or privately traded, that are referenced in shares or any other security issued by the Company;

(c) “Other Rights of Corporate Nature” means (i) usufruct or trust on shares issued by the Company, (ii) options to purchase, subscribe or exchange, for any purpose, that may result in the acquisition of shares issued by the Company; or (iii) any other right that permanently or temporarily secures political or shareholder rights over shares issued by the Company, including American Depositary Receipts (ADRs);

Exhibit 99.1
(d) “Relevant Interest” means the amount of shares issued by the Company (or its legal successors) in a percentage equal to or greater than twenty percent (20%) of the total shares issued by it;

(e) “Person” means any person including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad; and

(f) “Bound Person” means any Person or group of Persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests. Examples of group of persons acting jointly representing the same interests are those (i) that are directly or indirectly controlled or administered by a person belonging to the group of Persons, (ii) who controls or administers, under any form, a Person belonging to the group of Persons, (iii) that is directly or indirectly controlled or administered by any Person who directly or indirectly controls or manages a person who is a member of the Group of Persons, (iv) in which the controlling shareholder of such person belonging to the Group of Persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, (v) in which such Person belonging to the group of persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, or (vi) holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital of the person belonging to the group of Persons.

§ Two – The OPA shall be (i) addressed to all shareholders of the Company, (ii) executed in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of Paragraph Three below, and (iv) paid at sight, in national currency, against the acquisition in the OPA of shares issued by the Company.

§ Three – The acquisition price of each share issued by the Company in the OPA will be the highest of the following values:

(a) Economic Value to be determined in a valuation report drafted pursuant to § Thirteen and § Fifteen of this article, in compliance with applicable legal and regulatory rules (“Economic Value”); and

(b) one hundred and forty-five percent (145%) of the highest unit quotation of shares issued by the Company on any stock exchange in which the Company’s shares are traded, during the period of twenty-four (24) months prior to the OPA, duly updated by the reference rate of monetary adjustment of the Special Settlement and Custody System – SELIC (or the index that replaces it) up to the time of payment.

Exhibit 99.1
§ Four – The execution of the OPA mentioned in the caput of this Article shall not exclude the possibility of a third party submitting a competing OPA, in accordance with the applicable regulations.

§ Five – The Person shall be obliged to comply with any requests or requirements of the CVM regarding the OPA, within the maximum periods prescribed in the applicable regulations.

§ Six – In the event that a Person does not comply with the obligations imposed by this Article, including with respect to meeting the maximum terms (i) for the execution of the OPA, or (ii) to attend to any requests or requirements of the CVM, the Company's Board of Directors shall call an Extraordinary General Meeting, in which such Person may not vote, to resolve the suspension of the exercise of the rights of the Person who has not complied with any obligation imposed by this Article, as provided in article 120 of the Corporations Law.

§ Seven – Any person who acquires or becomes holder, in Brazil or abroad, of other rights, including (i) Other Rights of Corporate Nature of shares issued by the Company, or that may result in the acquisition of shares issued by the Company, or (ii) Derivatives (a) that give rise to the Company's shares or (b) which give the right to receive the corresponding amount of the Company's shares, which results in such Person becoming a holder of a Relevant Interest, shall be equally obliged to, in the maximum term of 30 (thirty) days as from the date of the event that resulted in the ownership of the Relevant Interest, launch or, in the case of an offer to be registered pursuant to CVM Rule 361/02, file a request for registration with the CVM of an OPA for the acquisition of the totality of the shares issued by the Company, observing the provisions of this Article 30.

§ Eight – The obligations contained in article 254-A of the Corporations Law and Article 31 of these Bylaws exclude the fulfillment by the Person holding a Relevant Interest of the obligations contained in this Article.

§ Nine – For the purposes of calculating the percentage of twenty percent (20%) of the total of the shares issued by the Company to calculate the Relevant Interest, as described in line ”d” of Paragraph One of this Article, will not be computed the involuntary increases of equity interest resulting from cancellation of shares in treasury or redemption of shares.

§ Ten – If CVM regulations applicable to the OPA determines the adoption of a calculation criterion for the determination of the acquisition price in the OPA of each share issued by the Company that results in a purchase price higher than that determined in the terms of Paragraph Three above, the acquisition price calculated in accordance with CVM regulations shall prevail at the time of the OPA.

Exhibit 99.1
§ Eleven – The provisions of this Article 30 do not apply to the direct and indirect controlling shareholders of the Company on September 29, 2017, and to its Successors (defined below).

§ Twelve – For the purposes of paragraph eleven of Article 30 above, “Successors” of the direct and indirect controlling shareholders of the Company, their respective spouses, companions, heirs, legatees, assigns and successors who, for any reason, including corporate reorganizations, become holders of the shares (and/or of the voting rights inherent to them) and/or Other Rights of Corporate Nature related to the shares held or which will be held by the direct and indirect controlling shareholders of the Company on September 29, 2017.

§ Thirteen - The appraisal report referred to in Paragraph Three of this Article shall be prepared by a specialized institution or company, with proven experience and independent as to the decision-making power of the Company, its managers and controlling shareholder(s). Further, the valuation report shall also satisfy the requirements of paragraphs 1 and 6 of article 8 of the Corporations Law.

§ Fourteen - The selection of the institution or specialized company responsible for determining the Economic Value of the Company is an exclusive competence of the Shareholders’ Meeting, based on the presentation, by the Board of Directors, of a triple list, provided that the respective resolution, not counting blank votes, shall be approved by a majority of votes of shareholders representing the Outstanding Shares attending such Shareholders’ Meeting, which, if installed by the first call notice, shall be attended by shareholders representing at least twenty percent (20%) of the total Outstanding Shares, or, if installed by the second call notice, may count on the presence of any number of shareholders holding Outstanding Shares.

§ Fifteen - The costs arising from the preparation of the valuation report shall be borne entirely by the offeror.

CHAPTER IX
SALE OF CONTROL

Article 31 – The direct or indirect sale of control of the Company, either through a single transaction or through successive transactions, shall be contracted under the condition that the acquirer of the control undertakes to execute the tender offer of shares, which shall contemplate shares issued by the Company owned by the other shareholders, observing the conditions and terms established in the current legislation, regulations and the Novo Mercado Rules, in order to assure them equal treatment to that given to the selling shareholder.

CHAPTER X
PROCEDURES FOR NEW ACQUISITIONS

Exhibit 99.1

Article 32 – Any Person who holds Outstanding Shares of the Company, in an amount greater than five percent (5%) of the total shares issued by the Company and that wishes to carry out a new acquisition of shares issued by the Company (“New Acquisition”), shall be obliged, prior to each New Acquisition, to communicate in writing to the Company's Investor Relations Officer, at least three (3) business days prior to the date of the New Acquisition: (i) the number of Outstanding Shares that it intends to acquire; (ii) the intention to acquire; (iii) if it has an interest to appoint a member to the Board of Directors or to the Company’s Audit Board; (iv) the source of the resources that will be used for such acquisition; and (v) the strategic plans related to its investment in the Company.

§ One – In addition, the Person characterized in the caput of this Article will be obliged to make each New Acquisition in B3, being prohibited to carry out private or over-the counter market trades.

§ Two – The Investor Relations Officer is authorized, on his own initiative or in response to a request made by the regulatory bodies, to request that the Company's shareholders or Group of Shareholders report their direct and/or indirect shareholding composition, as well as the composition of the Its direct and/or indirect control block and, if applicable, the corporate and corporate group, in fact or in law, of which they form part.

§ Three – In the event that the Person does not comply with the obligations imposed by this Article, the provisions of Article 30, Seventh Paragraph, above.

CHAPTER XI
LIQUIDATION

Article 33 – The Company shall enter into liquidation in the circumstances provided for by law, and the Shareholders Meeting shall determine the manner of liquidation and appoint the liquidator who shall function during the period of liquidation.

CHAPTER XII
ARBITRATION PROCEEDING

Article 34 – The Company, its shareholders, managers and members of the Audit Board, sitting or substitute members, if any, undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), pursuant to its regulation or controversies that may arise between them, relating to or arising from their condition as an issuer, shareholder, administrator and/or member of the Audit Board, in special, of the provisions contained in Law No. 6,385/76, the Corporations Law, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in the other rules applicable to the

Exhibit 99.1
operation of the capital markets in general, in addition to those contained in the Novo Mercado Rules, the other regulations of B3 and the Novo Mercado Listing Agreement.

* * * *

SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

EXHIBIT III

List of attending shareholders

Under the terms of paragraphs 1 and 2 of article 47 of CVM Resolution 81/22, the attending shareholders are considered signatories to the minutes of this Extraordinary General Shareholders Meeting:

Shareholders attending via the electronic participation system:

Representative: Christiano Marques de Godoy
Representative of: the Bank of New York ADR Department

Representative: Christiano Marques de Godoy
Representative of: Amundi Esg Global Low Carbon Fund; Amundi ETF Icav - Amundi Prime All Country World Ucits ETF; Amundi Funds; Amundi Index Solutions; Best Investment Corporation; BNP Paribas Easy Msci Emerging Esg Filtered Min TE; Candriam Equities L; IT Now Ibovespa Fundo de Índice; IT Now Igct Fundo de Índice; IT Now Imat Fundo de Índice; IT Now Ise Fundo de Índice; IT Now Pibb Ibrx-50 Fundo de Índice; Itaú Ações Dividendos FI; Itaú Caixa Ações - Fundo de Investimento; Itaú Excelencia Social Ações FI; Itaú Ftse Rafi Brazil 50 Capped Index FIA; Itaú Governanca Corporativa Ações - Fundo de Investimento; Itaú Hunter Total Return Multimercado Fundo de Investimento; Itaú Ibovespa Ativo Master FIA; Itaú IBrX Ativo Master FIA; Itaú Index Ações Ibovespa - Fundo de Investimento; Itaú Index Ações IBrX - Fundo de Investimento; Itaú Master Global Dinamico Multimercado FI; Itaú Master Global Dinamico Ultra Multimercado FI; Itaú Momento II Ações Fundo de Investimento; Itaú Optimus Extreme Multimercado Fundo de Investimento; Itaú Optimus Long Bias Multimercado FI; Itaú Optimus Titan Multimercado Fundo de Investimento; Itaú Phoenix Ações Fundo de Investimento; Itaú Previdência IBrX FIA; Lcl Actions Emergents; Lpp I Global Equities Fund; MG Funds 1 Blackrock Emerging Markets Equity Fund; Moneda Luxembourg Sicav- Latin America Equities Fund; Most Diversified Portfolio Sicav; Portfolio Edmond de Rothschild Fund; Stichting Juridisch Eigendom Fgr Vgz; e Stichting Pensioenfonds Voor de Architectenbureaus

Representative: Luis Alberto Tieppo Koroll
Representative of: Tenax Equity Hedge Fif Multimercado Resp LTDA; Tenax Institucional Ações Master FIA; Tenax Total Return Master FIM; Tenax Total Return Prev Master Fife FIM; Tenax TR Master FIA; Tnax Aes Master Fundo de Investimento

Exhibit 99.1
em Aes; Tnax Macro Master Fundo de Investimento Multimercado; e TX A Ações Fundo de Investimento em Ações

Shareholders attending by means of a distance voting ballot:

Alden Fundo de Investimento em Ações; Daniel Feffer; David Feffer; Fundação Arymax; Jorge Feffer; Polpar S/A; Ruben Feffer; Suzano Holding S A.; Aster Institucional A FIA; Aster Institucional Master FIA; Aster Master FIA Q; Aster Master Fundo de Investimento em Ações G BDR Nível I; Aster Prev A Fife Fif Ações Resp LTDA; Constellation 100 Prev FIM Fife; Constellation 70 Previdência Fip Multimercado; Constellation BP 100 Prev FIA Fife; Constellation Bradesco 100 Fife Fundo de Investimento em AC; Constellation Cambara Fundo de Investimento em Ações; Constellation Icatu 70 Prev FIM; Constellation Master Fundo de Investimento de Ações; Constellation Qualificado Master Fundo de Investimento de AC; Constellation Sulamerica Prev Fundo de Investimento Multimer; FIA Vokin Aconcagua Master Long Only; FIA Vokin K2 Long Biased; Fundo de Investimento em Ações Dimoraes; Fundo de Investimento em Ações Fdi2; Fundo de Investimento em Ações Venus; FW Capital Master Fundo de Investimento em Ações -; Lis Fife Previdenciario Qualificado FIA; Lis Value Fundo de Investimento em Ações; S4 Fundo de Investimento Multimercado Crédito Privado Invest; Tork Long Only Itaú Prev Fife FIA; Vokin Gbv Aconcagua Icatu Fife Prev FIA; e Vokin Matterhorn Fundo de Investimento Multimercado; 1895 Fonds Fgr; Aberdeen Inv Funds Icvc III - Aberdeen Global Emerg M Q e FD; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Abu Dhabi Retirement Pensions and Benefits Fund; Advanced Series Trust - Ast Prudential Growth Allocation Por; Aegon Custody BV; Alaska Common Trust Fund; Alaska Permanent Fund; Alberta Investment Management Corporation; Alfred P. Sloan Foundation; Allspring Coll Inves Tru Decl of Tru Esta Inv for em Ben Tru; Allspring Emerging Markets Equity Fund; American Heart Association, Inc.; Andra Ap-fonden; Antipodes Emerging Markets Fund; Antipodes Global Fund; Antipodes Global Fund - Long; Antipodes Global Shares (quoted Managed Fund); Aqr Ucits Funds; Arero - Der Weltfonds -nachhaltig; Arga Emerging Markets EX China Fund, A Series of A; Arga Emerging Markets Select Fund, LP; Aria CO Pty Ltd as Trustee for Combined Investments Fund; Arizona Psprs Trust; Ascension Alpha Fund, LLC; Ascese Fundo de Investimento em Ações; Asset Management Exchange Ucits Ccf; Auscoal Superannuation Pty Ltd as Trustee for M S F; Australiansuper Pty Ltd as Trustee for Australiasuper; Avadis Fund - Aktien Emerging Markets Index; Aviva I Investment Funds Icvc - Aviva I International I T F; Aviva Investors; Aviva Life Pensions UK Limited; Axa Investment Managers Schweiz AG ON Behalf of AX; Barclays Multi-manager Fund Public Limited Company; Baron Collective Investment Trust; Baron Emerging Markets Fund; Baron Emerging Markets Fund Ltd.; Baron International Growth Fund; Barthe Holdings LLC; Bayerninvest Kapitalverwaltungsgesellschaft Mbh FO; Betashares Climate Change Innovation ETF; Bewaarstichting Nnip I; Bimcor Global Equity Pooled Fund; BK of Ber (gue) Lmt as TR Scho Int DV Mkt FD; Blackrock A. M. S. AG ON B. of I. e. M. e. I. F. (ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock Global Index Funds; Blackrock Institutional Trust Company na; Blackrock Life Limited - DC Overseas Equity Fund; Blackrock Solutions Funds Icav; Blk Magi Fund; Bmo Msci Acwi Paris Aligned Climate Equity Index e; Bmo Msci Emerging Markets Index ETF; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board

Exhibit 99.1
of Pensions of the Evangelical Lutheran Church IN Amer; Bpi Brasil, Fundo de Investimento Aberto Flexivel; Brandes Emerging Markets Value Fund; Brandes Institutional Equity Trust; Brandes Investment Funds P L Company / Brandes e M V Fund; Brandes Investment Partners, LP 401(k) Plan; Brandes Investment Trust - Brandes Ins Emerging Markets Fund; Bridgewater Active Sustainable Equities, LP; Bridgewater Implementation Fund Iv, LLC; Bridgewater Pure Alpha Euro Fund, Ltd.; Bridgewater Pure Alpha Sterling Fund, Ltd.; Bridgewater Pure Alpha Trading Company Ii, Ltd.; Bridgewater Pure Alpha Trading Company Ltd.; Brighthouse Funds Trust I B/Aberdeen Emer Markets Equ Portf; Brighthouse Funds Trust I-ssga Emerging Markets EN; Brighthouse Funds Trust II - Vaneck Global Natural; British Columbia Investment Management Corporation; Bureau of Labor Funds - Labor Pension Fund; Bureau of Labor Funds - Labor Retirement Fund; BW Dmo Fund, Ltd.; Caisse de Depot ET Placement DU Quebec; California Public Employees Retirement System; California State Teachers Retirement System; Canada Pension Plan Investment Board; Canada Post Corporation Registered Pension Plan; Candriam Global Emerging Markets Equities Fund LP; Cardano Global Sustainable Equity Fund; Caresuper; Cathay United Bank, IN Its Capacity as Master Coeib Fund; Central Provident Fund Board; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chang Hwa Com BK Ltd IN Its Cap as M Cust of P Lat A EQ FD; Chevron UK Pension Plan; Cibc Emerging Markets Equity Index ETF; Cibc Emerging Markets Index Fund; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; Cititrust Limited as T of A F S A Moderate Growth Fund; Cititrust Ltd A T Vanguard Fds Series Vanguard Income Fund; City of New York Group Trust; City of Philadelphia Pub Employees Ret System; Clinton Nuclear Power Plant Qualified Fund; College Retirement Equities Fund; Colonial First State Investment Fund 50; Colonial First State Wholesale Indexed Global Shar; Columbia em Core Ex-china ETF; Columbia Emerging Markets Consumer ETF; Commingled Pension Trust Fund (emerging Markets Equity Index; Commingled Pension Trust Fund Emerging Markets Research Enha; Commonwealth Emerging Markets Fund 4; Commonwealth Emerging Markets Fund 6; Commonwealth Global Share Fund 16; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Construction Building Unions Super Fund; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; Cordius B; County Employees Annuity and Benefit FD of the Cook County; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Custody Bank of Japan, Ltd. as TR F Hsbc Brazil New MO Fund; Custody Bank of Japan, Ltd. as Trustee for Amone M; Custody Bank of Japan, Ltd. as Trustee for Emergin; Custody Bank of Japan, Ltd. Re: Emerg Equity Passive Mothr F; Custody Bank of Japan, Ltd. Re: Smbctb (amundi Ind; Desjardins RI Emerging Markets - Low Co2 Index ETF; Deutsche Asset Management S.A. for Arero - Der Wel; Deutsche Invest I Brazilian Equities; Deutsche X-trackers Msci All World EX US Hedged Equity ETF; Dimensional Emerging Core Equity Market ETF of Dim; Dimensional Emerging Mkts Value Fund; Diversified Real Asset Cit; Dodge Cox Emerging Markets Stock Fund; Dws Advisors Emerging Markets Equities-passive; Dws Imvestmemt Gmbh for Deutsche Gpf; Dynamo Brasil I LLC; Dynamo Brasil III LLC; Dynamo Brasil IX LLC; Dynamo Brasil V LLC; Dynamo Brasil VI LLC; Dynamo Brasil VIII LLC; Dynamo Brasil XIV LLC; Dynamo Brasil XV LP; Dynamo Cougar Master – FIA; Eaton Vance Collective Investment Tfe Ben Plans em MQ Equ FD; Eaton Vance TR CO CO TR FD - PA Str em Mkts EQ Com TR FD; em Brazil Trading LLC; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Completion Fund, L.P.; Emerging Markets EQ Fund A Series of 525 Market ST Fund LLC; Emerging Markets Equity Fund; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Index Master Fund; Emerging Markets Equity Select ETF; Emerging Markets Index Non-lendable Fund; Emerging Markets Index Non-lendable Fund B; Emerging Markets

Exhibit 99.1
Large/Mid Cap Fund; Employees Retirement System of Georgia; EQ/Emerging Markets Equity Plus Portfolio; Eurizon Capital S.A.; Eurizon Capital Sgr S.P.A; Eurizon Emerging Leaders Esg 50 - Gennaio 2027; Eurizon Emerging Leaders Esg 50 - Luglio 2026; Eurizon Emerging Leaders Esg 50 - Novembre 2026; Eurizon Emerging Leaders Esg 50 - Settembre 2026; Evtc Cit Fof Ebp-evtc Parametric Sem Core Equity Fund TR; Ewp PA Fund, Ltd.; Exelon Generation Comp, LLC Tax Qualified Nuclear Decomm Par; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Global Ex-u.S. Equity Index Institutional; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Investment Trust: Fidelity Global Commodity Stock F; Fidelity Rutland Square Trust Ii: Strategic A e M Fund; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; Fidelity Salem Street Trust: Fidelity Strat Real Return Fund; First Trust Bloomberg Emerging Market Democracies; First Trust Brazil Alphadex Fund; First Trust Emerging Markets Alphadex Fund; First Trust Gll Fund Plc - First TR Emerg Mkts Alph Ucits ET; First Trust Latin America Alphadex Fund; Fisher Investments Institutional Funds Public Ltd Company; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Florida Retirement System Trust Fund; Ford Motor CO Defined Benef Master Trust; Ford Motor Company of Canada, L Pension Trust; Franklin Libertyqt Emerging Markets Index ETF; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Franklin Templeton Investment Funds; Freedom 100 Emerging Markets ETF; Fulcrum Funds Spc-fulcrum Energy-infraest-renewables Fund SP; Fulcrum Liquid Real Assets Fund; Fundamental Low V I e M Equity; Future Fund Board of Guardians; Gam Investment Management (switzerland) AG F Z I I-z A e M P; General Organisation for Social Insurance; General Pension and Social Security Authority; Genus Emerging Markets Equity Componet; Gmo Climate Change Fund, A Series of Gmo Trust; Gmo Climate Change Investment Fund, A Sub-fund of; Gmo Climate Change Select Investment Fund, A Sub-f; Gmo Climate Change Trust; Gmo Global R Return (ucits) F, A Sub-fund of Gmo Funds Plc; Gmo Implementation Fund, A Series of Gmo Trust; Gmo Resource Transition Fund, A Series of Gmo Trus; Gmo Resources Fund, A Series of Gmo Trust; Gmo Resources Ucits Fund, A Sub-fund of Gmo Invest; Goldman Sachs ETF Icav Acting Solely ON Behalf of; Goldman Sachs ETF Trust - Goldman S Activebeta e M e ETF; Goldman Sachs ETF Trust - Goldman Sachs Emerging M; H.e.S.T. Australia Limited; Handelsbanken Brasilien Tema; Handelsbanken Emerging Markets Index; Handelsbanken Global Index Criteria; Handelsbanken Latinamerika Tema; HC Capital Trust the Emerging Markets Portfolio; Helsana Versicherungen AG; Hsbc Bank Plc as Trustee of State Street Aut Emerg; Ibm 401 (k) Plus Plan; Imco Emerging Markets Public Equity LP; IN BK for Rec and Dev,as TR FT ST Ret Plan and TR/Rsbp AN TR; International Equities Passive B Unit Trust; International Equity Fund; International Expatriate Benefit Master Trust; International Monetary Fund; Invesco Cleantech ETF; Invesco Funds; Invesco Investment Management Ltd, Acting as Manag; Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco Msci Emerging Markets Esg Universal Screen; Invesco Msci Global Timber ETF; Invesco Oppenheimer Global Multi-asset Growth Fund; Investeringsforeningen D. I. I. G. AC R. - A. KL; Investeringsforeningen D. I. I. G. e. M. R. - A. KL; Investeringsforeningen Nordea Invest Emerging Mkts e. KL; Investeringsforeningen Sparinvest Index Emerging Markets; Ishares (de) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Emerging Markets Imi Index ETF; Ishares Core Msci Total International Stock ETF; Ishares Edge Msci Multifactor Emerging Markets ETF;

Exhibit 99.1
Ishares Edge Msci Multifactor Global ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares Global Timber & Forestry ETF; Ishares II Public Limited Company; Ishares III Public Limited Company; Ishares IV Public Limited Company; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Ishares Msci Emerging Markets Quality Factor ETF; Ishares Public Limited Company; Itaú Funds - Latin America Equity Fund; Ivesco Ftse Rafi Emerging Markets ETF; Jnl Emerging Markets Index Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Trust Company Collective Investment T; John Hancock Variable Ins Trust Intern Equity Index Trust; Jpmorgan Betabuilders Emerging Markets Equity ETF; Jpmorgan Emerging Markets Research Enhanced Equity Fund; Jpmorgan Etfs (ireland) Icav; Jpmorgan Funds; Kapitalforeningen Emd Invest, Emerging Markets Ind; Kapitalforeningen Investin Pro, Global Equities I; Kapitalforeningen Investin Pro, Velliv Emerging MA; Kapitalforeningen Laegernes Invest, Kli Aktier Glo; Kapitalforeningen Ld, Smart Beta-mandat; Kapitalforeningen Pensam Invest, Psi 3 Globale Aktier 3; Kapitalforeningen Sampension Invest, Gem Enhanced; Kolumban II - Aktien Welt; Kraneshares Msci Emerging Markets EX China Index e; Lattice Emerging Markets Strategy ETF; Lazard Asset Management LLC; Legal & General Ccf; Legal & General Collective Investment Trust; Legal & General Diversified Fund; Legal & General Future World Esg Emerging Markets; Legal & General Global Emerging Markets Index Fund; Legal & General Global Equity Index Fund; Legal & General Icav; Legal & General International Index Trust; Legal and General Assurance Pensions Mng Ltd; Legal and General Assurance Society Limited; Legal General U. ETF P. Limited Company; Lgiasuper Trustee; Lgps Central Global Equity Active Multi Manager FU; Lockheed Martin Corp Defined Contribution Plans Master Trust; Lockheed Martin Corp Master Retirement Trust; Los Angeles County Employees Ret Association; Lvip Ssga Emerging Markets Equity Index Fund; Mackenzie Emerging Markets Equity Index ETF; Mackenzie Emerging Markets Ex-china Equity Fund; Macquarie Multi-factor Fund; Macquarie True Index Emerging Markets Fund; Mainstay Candriam Emerging Markets Equity Fund; Mainstay VP Emerging Markets Equity Portfolio; Managed Pension Funds Limited; Mbb Public Markets I LLC; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Metis Equity Trust; Mfs Development Funds, LLC; Mfs Emerging Markets Equity Research Fund; Mfs Heritage Trust Company Collective Investment Trust; Mfs International New Discovery Fund; Mfs Meridian Funds - Emerging Markets Equity Resea; Ministry of Economy and Finance; Mobius Life Limited; Momentum Global Funds; Morgan Stanley Invest. Funds G. Balanced Sustainable Fund; Morgan Stanley Investment Funds Global Balanced Defensive FU; Morgan Stanley Investment Funds Global Balanced Fund; Morgan Stanley Investment Funds Global Balanced Income Fund; Motor Trades Association of Australia Superannuation F P L; Msci Acwi Ex-u.S. Imi Index Fund B2; Msci Emerging Markets EX China Imi Index Fund; Msci Equity Index Fund B - Brazil; Multipartner Sicav; Nat West BK Plc as TR of ST James PL GL Emer Mkts Unit Fund; Nat West BK Plc as TR of ST James PL ST Managed Unit Trust; National Council for Social Security Fund; National Elevator Industry Pension Plan; National Employment Savings Trust; National Pension Insurance Fund; National Philanthropic Trust; Natwest Trust and Dep S L as T F ST.James's P B M U Trust; New Airways Pension Scheme; New Ireland Assurance Company Public Limited Company; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York State Common Retirement Fund; New York State Teachers Retirement System; NN (l); NN Paraplufonds 1 N.V; Nomura F I American C e M S Impact Equity Fund; Nordea 1, Sicav- Nordea 1- Latin American Equity Fund; Nordea 2 Sicav; Norges Bank; Northern Emerging Markets

Exhibit 99.1
Equity Index Fund; Northern Trust Collective All Country World I (acwi) E-u F-l; Northern Trust Collective Emerging Markets EX Chin; Northern Trust Collective Emerging Markets Index Fund-lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Now: Pension Trustee Limited IN Its Capacity as TR; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-qm Common Dac World Ex-us Investable Mif - Lending; Ntgi-qm Common Daily Emerging Markets Equity I F- Non L; Nuclear Liabilities Fund Limited; Nuveen/Sei Trust Company Investment Trust; Onepath Global Emerging Markets Shares(unhedged) Index Pool; Ontario Teachers Pension Plan Board; Ori Capital I Master FIA; Ori Capital II Master FIA; Pacific Capital Ucits Funds Plc; Pacific Gas A EL Comp NU F Q Cpuc Dec Master Trust; Pacific Select Fund - PD Emerging Markets Portfolio; Parametric Emerging Markets Fund; Parametric Tax-managed Emerging Markets Fund; Parametric Tmemc Fund, LP; Pensiondanmark Pensionsforsikringsaktieselskab; People S Bank of China; Peregrine Global Funds Pcc Limited; Pfm Multi-manager Series Trust - Pfm Multi-manager; Philadelphia Gas Works Pension Plan; Pictet - Emerging Markets Index; Pictet - Global Megatrend Selection; Pictet - Timber; Pictet CH Institucional-emerging Markets Tracker; Pimco Equity Series: Pimco Rafi Dynamic Multi-factor Emergin; Pingroup Collective Investment Trust; Pinnacle Icav - Antipodes Global Fund Long - Ucits; Pinnacle Icav - Antipodes Global Fund Ucits; Police and Firemen's Retirement System of New Jers; Pool Reinsurance Company Limited; Poplar Tree Fund of American Investment Trust; Principal Funds, Inc - Diversified Real Asset Fund; Principal Funds, Inc-international Emerging Markets Fund; Principal Life Insurance Company; Principal Variable Contracts Funds Inc Int Emerg Mar Account; Prudential Assurance Company Singapore (pte) Ltd; Prudential Retirem Insurance and Annuity Comp; Prudential Trust Company; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Public Employees' Long-term Care Fund; Public Sector Pension Investment Board; Qsma1 LLC; Qsuper; Quilter Investors Timber Equity Fund A Sub Fund of; Rbc Vision Global Energy Transition Fund (incubato; Robeco Capital Growth Funds; Robusta Emerging Markets Equity Fund; Russel Emerging Markets Equity Pool; Russell Institutional Funds, LLC - Rem Equity Plus Fund; Russell Investment Company Emerging Markets Fund; Russell Investment Company Public Limited Company; Russell Investment Company Tax-managed Real Assets; Russell Investment Management Ltd as Trustee of the Russell; Russell Investment Management Ltd.as T of the R M-a F e Fund; Russell Investments Global Shares Index Fund; Russell Investments Real Assets; Russell Investments Sustainable Global Shares EX F; Russell TR Company Commingled e. B. F. T. R. L. D. I. S.; Rutgers, the State University; S. F. A. O. B. O. S. (ch) G. M.-S. (ch) e. F. R. G. R.; S. F. AG O. B. O. S. (ch) I. F. V. S. (ch) I. e. F. e. M. R; Santander Sicav; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; Schroder Emerging Market Equity Fund; Schroder Emerging Markets Fund (canada); Schroder Global Emerging Markets Fund; Schroder Global Emerging Markets Fund (australia); Schroder International Selection Fund; Schroder Intl Selection F - Latin American; Schroder Intl Selection Fd-emerging Mkts; Schroder Latin American Emerging Markets Fund; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scotia Emerging Markets Equity Index Tracker ETF; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Scottish Widows Managed Investment Funds Icvc -int; Scri-robeco QI Cust Emerg Markets Enhanced Index Equit Fund; Seed Capital em EX China Portfolio of Allspring GR; Shell Foundation; Shell TR (berm) Ltd as TR O Shell OV Con P F; Skagen Kon-tiki Verdipapirfond; Spartan Group Trust for Employee Benefit Plans: SP; Spartan Group Trust for Emplyee Benefit Plans: Spartan Emerg; Spdr Msci Acwi Ex-us ETF; Spdr

Exhibit 99.1
Msci Acwi Low Carbon Target ETF; Spdr Msci Emerging Markets Fossil Fuel Free ETF; Spdr Msci Emerging Markets Strategicfactors ETF; Spdr S&p Emerging Markets Ex-china ETF; Spdr SP Emerging Markets ETF; Spp Aktieindexfond Global; Spp Emerging Markets Sri; Ssga Msci Acwi Ex-usa Index Non-lending Daily Trust; Ssga Msci Brazil Index Non-lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; Ssga Spdr Etfs Europe II Public Limited Company; ST Str Msci Acwi EX Usa Imi Screened Non-lending Comm TR FD; Stanlib Funds Limited; State of Alaska Retirement and Benefits Plans; State of Connecticut Acting T. Its Treasurer; State of Minnesota State Employees Ret Plan; State of New Jersey Common Pension Fund D; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Emerging Markets e N-l C Trust Fund; State Street Emerging Markets Equity Index Fund; State Street Global A Lux Sicav - SS em Sri Enhanced e F; State Street Global A. L. S. - S. S. e. M. Esg S. e. e. F.; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Icav; State Street Ireland Unit Trust; State Street Variable Insurance Series Funds, Inc; Stichting Bedrijfstakpensioenfonds Voor de Detailhandel; Stichting Bewaarder Beleggingen Menzis; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Juridisch Eigenaar Achmea Investment Man; Stichting Pensioenfonds Hoogovens; Stichting Pensioenfonds Medisch Specialisten; Stichting Pensioenfonds Pgb; Stichting Pensioenfonds Werk EN (re)integratie; Stichting Pensionenfonds Van de Metalektro (pme); Stichting Philips Pensioenfonds; Stk Long Biased Master Fundo de Investimento em Ações; Stk Long Only FIA; Storebrand Sicav; Strive Emerging Markets Ex-china ETF; Sun Life Schroder Emerging Markets Fund; Sunamerica Series Trust SA Emerging Markets Equity; Superannuation Funds Management Corporation of S Australia; Swiss Fonds Ag, Faobo Swc (ch) Ind FD I - Swc CH I EQ F e MK; T Rowe Price Funds Sicav; T Rowe Price Int Fnds T.Rowe Price L Amer Fun; T. Rowe Price QM Global Equity Fund; Teacher Retirement System of Texas; Teachers Retirement System of Georgia; Teachers Retirement System of Oklahoma; Telstra Super Pty Ltd T Telstra S Sheme; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Barings e. M. U. Fund, Sub-fund, the Barings L. A. Fund; the Board of.A.C.e.R.S.Los Angeles,california; the Bunting Family VI Socially Responsible LLC; the Church Commissioners for England; the Emerging M.S. of the Dfa I.T.CO.; the Incubation Fund, Ltd.; the Master T B J, Ltd as T of Daiwa Brazil Stock Open-rio WI; the Master T BK of Jpn, Ltd as T of Nikko BR EQ Mother Fund; the Master TR Bank of Japan as TR for Hsbc Brazil Mother FD; the Master TR BK of Jp,ltd as TR of Schroder Brics EQ Mthr F; the Master Trust Bank of Jap Ltd. as TR. for Mtbj400045829; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Master Trust Bank of Japan, Ltd. as T F Mtbj400045832; the Master Trust Bank of Japan, Ltd. as T of Mutb400021492; the Master Trust Bank of Japan, Ltd. as T of Mutb400021536; the Master Trust Bank of Japan, Ltd. as T. for Mtbj400045835; the Master Trust Bank of Japan, Ltd. as Tos Latin Aemf; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Tru FO Mtbj400045849; the Master Trust Bank of Japan, Ltd. as Trustee FO; the Master Trust Bank of Japan, Ltd. as Trustee for Mutb4000; the Master Trust Bank of Japan, Ltd. Trustee Mutb400038099; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the Monetary A. of S. A. as. A. of the F. S. D. Fund; the Monetary Authority of Singapore; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the Public Instituition for Social Security; the Regents of the University of California; the Seventh Swedish National Pension Fund - Ap7 Equity Fund; the United Nations Joints Staff Pension Fund; Threadneedle Investment Funds Icvc - Latin America; Thrift Savings Plan; Thrift Savings Plan; Tiaa-cref Funds - Tiaa-cref Emerging Markets Equity I F; TM Fulcrum Diversified Absolute Return Fund; TM

Exhibit 99.1
Fulcrum Diversified Liquid Alternatives Fund; Tmtbj Trt of Schroder Global Emerging Equity Mother Fund; Tork Long Only Institucional Master FIA; Tork Long Only Master Fundo de Investimento em Ações; Tork Master FIA; Tork Master Fundo de Investimento em Ações III; Tork Prev Fundo de Investimento em Ações Fife; Total International EX U.S. I Master Port of Master Inv Port; Trinity College Cambridge; Trph Corporation; True Potential Adm Llp Oeic 2 True Potential Pictet Aggressi; True Potential Adm Llp Oeic 2 True Potential Pictet Balanced; True Potential Adm Llp Oeic 2 True Potential Pictet Cautious; True Potential Adm Llp Oeic 2 True Potential Pictet Defensiv; True Potential Adm Llp Oeic 2 True Potential Pictet Growth; Tyler Finance LLC; Uni-global Equities Emerging Markets; Unicare Savings Plan; Universal Invest Luxembourg SA ON Behalf of Univest; Universal-investment-gesellschaft Mbh ON Behalf of Ui-s; Utah State Retirement Systems; Utd Nat Relief and Works AG for Pal Refugee IN the Near East; Van Eck Global Hard Assets Fund; Van Eck Vip Trust - Van Eck Vip Global Hard Assets Fund; Vanderbilt University; Vaneck Icav; Vanguard Emerging Markets Shares Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Plc / Vanguard Esg Emerging Markets; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Funds Public Limited Company; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: International; Verdipapirfondet Klp Aksje Fremvoksende Markeder Indeks I; Verdipapirfondet Storebrand Indeks Alle Markeder; Verdipapirfondet Storebrand Indeks Nye Markeder; Virginia Retirement System; Voya Emerging Markets High Dividend Equity Fund; Voya Emerging Markets Index Portfolio; Voya Multi-manager Emerging Markets Equity Fund; Voya Vacs Index Series em Portfolio; Voya Vacs Series Eme Fund; Warman Investments Pty. Limited; Washington State Investment Board; Wells Fargo (lux) Worldwide Fund; Wells Fargo Advant Emerging Markets Equity Fund; West Yorkshire Pension Fund; Wisdomtree Emerging Markets Efficient Core Fund; Wisdomtree Emerging Markets Ex-china Fund; Wisdomtree Emerging Markets Ex-state-owned Enterprises Fund; Wisdomtree Emerging Markets Multifactor Fund; WM Pool - Equities Trust no 74; WM Pool - Equities Trust no. 75; WM Pool - Equities Trust no. 76; Xtrackers; Xtrackers (ie) Public Limited Company; e Xtrackers Msci Acwi EX Usa Esg Leaders Equity ETF;